UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-41852

ZENATECH, INC.
(Translation of registrant’s name into English)

777 Hornby Street, Suite 600
Vancouver, British Columbia Canada V6Z 1S4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

⌧ Form 20-F ☐ Form 40-F

SUBMITTED HEREWITH

Exhibits
99.1	ZenaTech’s ZenaDrone Granted FAA Part 137 Approval for Agricultural Drone Operations Addressing a $6 Billion Global Agricultural Drone Market Growing to $24 Billion by 2032
99.2	ZenaTech’s ZenaDrone Subsidiary Will Showcase its Drones to US Defense Potential Customers at Major Upcoming Conferences
99.3	ZenaTech’s Drone as a Service (DaaS) Offerings Expand to Bathymetric Surveys for Underwater Terrain Mapping for Commercial and Government Customers
99.4	ZenaTech’s ZenaDrone Tests Proprietary Camera Enabling IQ Nano Drone Swarms for US Defense Applications and Blue UAS Submission
99.5	ZenaTech Expands Ireland Office Offering Drone as a Service (DaaS) Including Precision Agriculture to a European Market Growing at 28.6% Annually
99.6	ZenaTech Expands Drone-as-a-Service (DaaS) Exterior Building Power Washing to Dubai Tapping into a Global Drone Cleaning Services Market Growing to USD 13 Billion by 2030
99.7	ZenaTech Reports Nearly Double Revenue Year-Over-Year for the First Quarter of 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2025

ZENATECH, INC.

By:

By:/s/ Shaun Passley, Ph.D
Name: Shaun Passley, Ph.D
Title: Chief Executive Officer